                                 EXHIBIT 4.10
                                 ------------


                         LEHRBERG EMPLOYMENT AGREEMENT

                                 July 22, 1998


Christopher J. Kilpatrick
President
Interplay Entertainment Corp.
16815 Von Karman Avenue
Irvine, California 92606

     RE:   Stock Options

Dear Chris:

     This letter shall confirm that, as a holder of a non-statutory option (the "Option") to purchase 510,374 shares of Common Stock of Interplay Entertainment Corp., a Delaware corporation ("Interplay"), I hereby agree that the Option shall not be assignable or transferable except by will or the laws of descent and distribution and during my lifetime, the Option will only be exercisable by me.

     Please confirm Interplay's agreement to these terms, by countersigning in the space provided below.


                                              Sincerely,

                                              /s/ RICHARD S.F. LEHRBERG

                                              Richard S.F. Lehrberg


ACCEPTED AND AGREED:

INTERPLAY ENTERTAINMENT CORP.


By:  /s/ CHRISTOPHER J. KILPATRICK
   --------------------------------------
     Christopher J. Kilpatrick, President

                       AMENDMENT TO EMPLOYMENT AGREEMENT

     THIS AMENDMENT TO EMPLOYMENT AGREEMENT (this "Amendment") is dated as of this 30th day of March, 1992 by and between INTERPLAY PRODUCTIONS, a California corporation (the "Company") and DICK LEHRBERG (the "Employee").

     WHEREAS, the Company and the Employee entered into an Employment Agreement dated December 1, 1991; and

     WHEREAS, the Company and the Employee desire to amend the Employment Agreement as set forth herein.

     NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed as follows:

     1. Exhibit A to the Employment Agreement is amended to provide that the option shall be for an aggregate of 95,684 shares.

     2. Except as set forth above, the Employment Agreement remains in full force and effect, and is unaltered or amended as of this date.

                              INTERPLAY PRODUCTIONS


                              By: /s/ BRIAN FARGO
                                  -----------------------------------
                                  Brian Fargo, President

                                   "Company"


                              /s/ RICHARD LEHRBERG
                              ---------------------------------------
                              Dick Lehrberg

                                   "Employee"

                              EMPLOYMENT AGREEMENT

     This Employment Agreement (the "Agreement"), made this 1st day of December, 1991, by and between INTERPLAY PRODUCTIONS, a California corporation (the "Company") and DICK LEHRBERG ("Employee").

                              W I T N E S S E T H
                              - - - - - - - - - -

     WHEREAS, the Company desires to employ Employee and Employee desires to be employed by the Company upon the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, it is agreed as follows:

     1.   Employment. The Company hereby employs Employee as Vice President, and
          -----------
Employee hereby accepts employment by the Company upon the terms and conditions herein set forth. The primary place of employment shall be at Palo Alto, California, or at such other location as the Company and Employee may jointly designate.

     2.   Term. The term of this Agreement shall commence on January 1, 1992,
          -----
and shall expire on the two (2) year anniversary date thereafter, unless sooner terminated by either party hereto as hereinafter set forth.

     3.   Duties.  Employee will, during the term hereof:
          -------

          (a) faithfully and diligently do and perform all such acts and duties and furnish such services as the Board of Directors or the President of the Company shall reasonably and lawfully direct, and do and perform all acts in the ordinary course of the Company's business (with such limits as the Board or the President of the Company may prescribe) necessary and conducive to the Company's best interests; and

          (b) devote his full time, energy, and skill to the business of the Company and to the promotion of the Company's best interests, except for vacations and absences made necessary because of illness, provided, however, that the following activities shall not violate this Section and provided that such activities do not unreasonably interfere with Employee's obligations to the
Company:

              (i) reasonable efforts in connection with the "winding down" of Employee's consulting business;

              (ii)  passive investments permitted under Subsection 8(a) below:

              (iii) service as a member of a board of directors or advisory board of a non-competitive entity; and

              (iv) voluntary contributions of time or resources to charitable and/or community organizations.

          (c) Notwithstanding the above, the Company acknowledges that the Employee has substantial ongoing contractual obligations which make it impossible for Employee to provide immediate full-time services to the Company. Therefore, the Company and the Employee agree that all service obligations of Employee, and the Company's fixed salary obligations under Paragraph 4(a)(i), shall be reduced by multiplying such obligations by the following percentages:

                                 Amount of Reduction of Employee's
           Date                      and Company's Obligations
           ----                  ---------------------------------
           December 1, 1991               66-2/3%
           January 1, 1991                50%
           February 1, 1991               33-1/3%
           March 1, 1991                   0%

     4.   Compensation.
          -------------

          (a) Subject to the provisions of Paragraph 6 and 7 hereof, the Company shall pay to Employee for all services to be performed by Employee during the term of this Agreement;

              (i) a fixed annual salary of eighty-four thousand dollars ($84,000) per annum, payable at the rate of seven thousand ($7,000.00) per month, in periodic payments in accordance with the Company's practices for other executive, managerial, and supervisory employees, as such practices may be determined from time to time. The Board of Directors of the Company will review such fixed salary annually and, in its discretion, may grant increases thereof based upon Employee's performance;

              (ii) an advance against bonuses under Subsection 4(a)(iii), below, equal to one thousand dollars ($1,000) per month, prorated and payable concurrently with the periodic salary payments provided in Subsection 4(a)(i), above;

              (iii) a bonus equal to ten percent (10%) of the difference between net profits after taxes of the Company for the fiscal year ended March 31, 1989 (the "Base Year") on the one hand, which the Company and Employee agree is $633,258 for purposes of this Agreement, and, on the other, each fiscal year of Employee's employment by the Company commencing on December 1, 1991 and continuing until the earlier of (i) termination of Employee's employment with the Company or (ii) such time as Employee and the Company mutually agree to modify this provision. Net profits after tax shall be determined in accordance with generally accepted accounting principles. The bonus calculated hereunder shall not exceed two hundred and fifty thousand ($250,000.00) per fiscal year. Any bonus with respect to any stub year shall be calculated by (a) multiplying the net profits after taxes of the Company in the Base Year by (b) the number of days of a partial year as to which the bonus is to be paid, divided by 365 (the "Proration Ratio") and subtracting such number from (x) the net profits after taxes of the Company for the full year in which the stub period occurred, multiplied by (y) the Proration Ratio. In calculating net profits after tax for the purpose of this Subsection, the deduction from revenues for all compensation paid or accrued to Brian Fargo and/or members of his immediate family shall be limited for calculation purposes (but shall not limit actual compensation) to an amount equal to two hundred and fifty thousand dollars ($250,000.00). The Company shall accrue an amount (without any prepayment funding obligation) equal to Employee's bonus which shall be deemed earned but unpaid compensation until such time as such bonus is paid to Employee. Employee shall be entitled to draw up to 75% against the reserve on a semi-annual basis, provided, however, that Employee agrees to endeavor to coordinate such withdrawals with the Company so as not to unreasonably impair the Company's cash flow during any time of the year when the business cash requirements are greatest.

              (iv) Any additional or special compensation, such as incentive pay or bonuses, based upon Employee's performance, as the Board of Directors in its discretion, may from time to time determine. Any payments under this Paragraph 4(a)(iv) shall be paid at such time as may be determined by the Board of Directors of the Company; and

              (v) A special, nonrecurring bonus of $5,000 on January 1, 1992, $5,000 on February 1, 1992, $5,000 on March 1, 1992 and $5,000 on April 1,
     1992.

All such payments will be subject to such deductions as may be required to be made pursuant to law, government regulation or order, or by agreement with, or consent of, Employee. Advances against bonuses paid under Paragraph 4(a)(ii) or
(iii), to the extent not earned in the year in which they are paid, shall be carried over to subsequent periods and credited against future bonus payments (but not credited under any circumstances against compensation due under Paragraph 4(a)(i)).

          (b) In addition to the salary payments set forth above, the Company agrees that during the term of this Agreement:

               (i) Employee shall be entitled to advancements, reimbursements, and/or use of a Company credit card for all reasonable expenses actually and necessarily incurred by him on its behalf in the course of this employment hereunder, for which he shall submit vouchers in a form satisfactory to the Company and which are approved by the Company in its reasonable discretion;

               (ii) Employee shall be entitled to receive securities of the Company pursuant to the terms set forth on Exhibit A.

     5.  Benefits.  Employee shall be entitled to participate in such life
         --------
insurance, medical, dental, pension, vacation and retirement plans and other programs as may be approved from time to time by the Company for the benefit of its employees. With regard to insurance plans (other than disability), Employee may alternatively request that the Company pay the costs of Employee's present insurance policies; provided, however, that the Company shall not be required to pay costs of coverage in excess of those which would otherwise be paid for coverage provided to Employer's employees at a similar level through the Company's insurance plans.

     6.  Disability.  Company shall procure and maintain for Employee a policy
         ----------
of disability insurance with benefits equal to eighty percent (80%) of Employee's monthly compensation. In the event that Employee is permanently disabled, as determined by the disability insurance carrier, Employee's obligation to perform such services will terminate and the Company may terminate this Agreement upon notice equal to the waiting period for the commencement of disability benefits provided under the policy of disability insurance. In the event of such termination (a) Employee's compensation as defined in Paragraph 4(a)(i-iii) hereof shall terminate at the end of the notice period, and (b) Employee will not be entitled to the Severance Pay described in Paragraph 7 hereof.

     7.   Termination.
          -----------

          (a) Employee's employment with the Company will be terminated (1) by reason of Employee's death, (2) by reason of Employee becoming permanently disabled as defined in Paragraph 6, (3) by the Company for cause, (4) by reason of Employee voluntarily terminating this Agreement, or (5) by the Company, provided, however, that the Company cannot terminate the Employee without cause until after June 1, 1992. For purposes of the preceding sentence, "cause" shall be deemed to exist if, and only if: (i) Employee willfully refuses to perform services hereunder; (ii) Employee materially breaches any provision of this Agreement; (iii) Employee engages in acts of dishonesty or fraud in connection with his services hereunder; or (iv) Employee engages in other serious misconduct of such a nature that the continued employment of Employee may reasonably be expected to adversely affect the business or properties of the Company. In the event of termination of employment pursuant to this subparagraph (a), then, except as otherwise provided in Paragraph 6 and 7, all obligations of the Company hereunder shall terminate.

          (b) If Employee's employment with the Company shall terminate by Employee's death or disability, Employee's estate shall be entitled to payment of any portion of his compensation pursuant to subparagraph 4(a)(i-iii) which is earned but unpaid as of the date of termination.

          (c) If Employee's employment with the Company shall terminate by the Company with cause or by Employee voluntarily, Employee shall be entitled to payment of any portion of his compensation pursuant to subparagraph 4(a)(i-iii) which is earned but unpaid as of the date of termination.

          (d) If Employee's employment with the Company shall terminate by the Company without cause, Employee shall be entitled to any portion of his compensation pursuant to subparagraph 4(a)(i-iii) which is earned but unpaid as of the date of termination and to severance pay equal to the lesser of $42,000 or the compensation which would be paid to Employee under Paragraph 4(a)(i) through the end of the term of this Agreement. No severance pay shall be paid as a result of the termination of this Agreement on the two (2) year anniversary date.

          (e) In the event of a change in "control" of the Company, as "control" is defined under Section 160(a) of the California Corporations Code. If Employee's employment with the Company shall be terminated by the Company, whether voluntarily or involuntarily, in connection with such change in control, Employee shall be entitled to any portion of his compensation pursuant to subparagraph 4(a)(i-iii) which is earned but unpaid as of the date of termination and to severance pay equal to Employee's compensation pursuant to subparagraph 4(a)(i) for a period six (6) months following the date of termination of employment.

     8.   Restrictive Covenant.  During the term of this Agreement, Employee
          --------------------
shall not:

          (a) within the State of California, engage in, or work for, or own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected with, or have any financial interest in, any individual, partnership, firm, corporation or institution engaged in the same or similar activities to those now or hereafter carried on by the Company, provided, however, that passive investment (not exceeding ten percent of the voting power) in publicly-held corporations outside the Company;

          (b) solicit any of employees, agents or representatives of the Company for employment or independent contract outside the Company; and

          (c) directly or indirectly divert or attempt to divert from the Company any business in which the Company has been actively engaged during the term hereof, nor interfere with the relationships of the Company with its dealers, distributors, sources of supply or customers.

     Any breach of this restrictive covenant by Employee will result in the forfeiture by Employee and all other persons of any and all rights to Severance Pay unpaid at the time of breach and in such event the Company shall have no further obligation to pay any amounts related thereto.

     9.   Nondisclosure of Confidential Information: Discoveries and
          ----------------------------------------------------------
Developments.  Employee acknowledges that the Company may disclose certain
-------------
confidential information to Employee during the term of this Agreement to enable him to perform his duties hereunder. Employee hereby covenants and agrees that he will not, without the prior written consent of the Company, during the term of this Agreement or at any time thereafter, disclose or permit to be disclosed to any third party by any method whatsoever any of the confidential information of the Company. For purposes of this Agreement, "confidential information" shall include, but not be limited to, any and all records, notes, memoranda, data, ideas, processes, methods, techniques, systems, formulas, patents, models, devices, programs, computer software, writings, research, personal information, customer information, the Company's financial information, plans, or any other information of whatever nature in the possession or control of the Company which ahs not been published or disclosed to the general public, or which gives to the Company an opportunity to obtain an advantage over competitors who do not know of or use it. Confidential information shall not include information which (i) is generally known or becomes part of the public domain through no fault of Employee; (ii) is disclosed by Company to third parties without restriction on subsequent disclosure; (iii) was known to Employee prior to the commencement of his relationship with the Company; (iv) is provided to Employee by a third party without breach of any separate non-disclosure agreement; or (v) is required to be disclosed under applicable law. Employee further agrees that if his employment hereunder is terminated for any reason, he will leave with the Company and will not take originals or copies of any and all records, papers, programs, computer software and documents and all matter of whatever nature which bears secret or confidential information of the Company.

     Employee agrees promptly to reduce to writing and to disclose and assign, and hereby does assign, to the Company, its parent, subsidiaries, successors, assigns and nominees, all inventions, discoveries, improvements, copyrightable material, trademarks, programs, computer software and ideas concerning the same, capable of use in connection with the business of the Company, which Employee may make or conceive, either solely or jointly with others, during the period of his employment by the Company, its parent, subsidiaries or successors; provided, however, that Section 2870 of the California Labor Code (a copy of which is attached hereto as Exhibit B) exempts from this provision any invention as to which Employee can prove the following:

              (i)   Employee developed the invention entirely on his own time;

              (ii) Employee did not use any equipment, supplies, facility or trade secret information of the Company in the invention's development; and

              (iii) At the time the invention was conceived or reduced to practice, it did not relate to the Company's business or the Company's actual or demonstrably anticipated research or development; and

              (iv) The invention did not result from work that Employee performed for the Company.

     Employee acknowledges that all original works of authorship and mask works which are made by him (solely or jointly with others) after the date hereof and within the scope of his employment and which are protectable by copyright or under the Semiconductor Chip Protection Act of 1984 are "works made for hire" as that term is defined in the United States Copyright Act (17 USC, Section 101). All works which Employee has developed prior to this date and which are to be retained as the property of Employee are set forth on Exhibit C.

     Employee further acknowledges that in the event that such works of authorship or mask works are not deemed to be "works made for hire," Employee will assign all right, title and interest in such works of authorship or mask works, and without limiting the foregoing, all programs, computer software, ideas, inventions, discoveries, improvements, copyrightable material and trademarks of Employee not listed on Exhibit C to the Company.

     Without limiting the foregoing, Employee agrees, without charge to the Company and at the Company's expense, to execute, acknowledge and deliver to the Company all such papers, including applications for patents, applications for copyright and trademark registrations, and assignments thereof, as may be necessary, and at all times to assist the Company, its parent, subsidiaries, successors, assigns and nominees in every proper way to patent or register said programs, computer software, ideas, inventions discoveries, improvements, copyrightable material or trademarks in any and all countries and to vest title thereto in the Company, its parent, subsidiaries, successors, assigns or nominees.

     Employee will promptly report to the Company all discoveries, inventions, or improvements of whatsoever nature conceived or made by him at any time he was employed by the Company, its parent, subsidiaries or successors. All such discoveries, inventions and improvements which are applicable in any way to the Company's business shall be the sole and exclusive property of the Company.

     The covenants set forth in this paragraph which are made by Employee are in consideration of the employment, or continuing employment of, and the compensation paid to, Employee during his employment by the Company. The foregoing covenants will not prohibit Employee from disclosing confidential or other information to other employees of the Company or to third parties to the extent that such disclosure is necessary to the performance of his duties under this Agreement.

     Any breach of the covenants in this Paragraph will result in the forfeiture by Employee of any and all rights to Severance Pay unpaid at the time of breach and in such event the Company shall have no further obligation to pay any amounts related thereto.

     10.  Additional Remedies.  The parties to this Agreement acknowledge that
          -------------------
the subject matter of this Agreement relates to the establishment of a relationship of trust based upon the unique characteristics of each of the parties. Consequently, each of the parties shall be entitled, in addition to any other remedies and damages available, to injunctive relief to restrain the violation of the commitments hereunder by the other party or by any person or persons acting on such other party's behalf, including without limitation, the restrictions in Paragraphs 8 and 9 above.

     11.  Nonassignment.  This Agreement is personal to Employee and Company and
          -------------
shall not be assigned by either party without the express written consent of the other party, neither party may hypothecate, delegate, encumber, alienate, transfer or otherwise dispose of his/its rights and duties hereunder.

     12.  Waiver.  The waiver by either party of a breach by the other party of
          ------
any provision of this Agreement shall not be construed as a waiver of any subsequent breach.

     13.  Severability.  If any clause, phrase, provision or portion of this
          ------------
Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable under any applicable law, such event shall not affect or render invalid or unenforceable the remainder of the Agreement and shall not affect the application of any clause, provision, or portion hereof to other persons or circumstances.

     14.  Benefit.  The provisions of this Agreement shall inure to the benefit
          -------
of Employee and the Company, and each of their permitted successors and assigns, and shall be binding upon the Company and Employee, and each of their heirs, personal representatives and successors, executors, administrators, or trustees, as applicable.

     15.  Relevant Law.  This Agreement shall be construed and enforced in
          ------------
accordance with the laws of the State of California.

     16.  Notices.  All notices, requests, demands and other communications in
          -------
connection with this Agreement shall be made in writing and shall be deemed to have been given when delivered by hand or 48 hours after mailing at any general or branch United States Post Office, by registered or certified mail, postage prepaid, addressed as follows, or to such other address as shall have been designed in writing by the addressee:

          (a)  If the Company:

               Interplay Productions
               3710 S. Susan, Suite 100
               Santa Ana, California  92704
               Attn:  Brian Fargo, President

          (b)  If to Employee:

               Dick Lehrberg
               1085 University Avenue
               Palo Alto, California  94301

     17.  Legal Expenses.  The prevailing party in any legal action brought by
          --------------
one party against the other and arising out of this Agreement shall be entitled, in addition to any other rights and remedies available to it at law or in equity, to reimbursement for its costs and expenses (including court costs and reasonable fees for attorneys and expert witnesses) incurred with respect to any such action. The term "prevailing party" for the purposes of this Section shall include a defendant has by motion, judgment, verdict or dismissal by the court, successfully defended against any claim that has been asserted against it.

     18.  Entire Agreement.  This Agreement sets forth the entire understanding
          ----------------
of the parties and supersedes all prior agreements, arrangements, and communications, whether oral or written, pertaining to the subject matter hereof; and this Agreement shall not be modified or amended except by written agreement of the Company and Employee.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first set forth above.

                              EMPLOYER:

                              INTERPLAY PRODUCTION


                              By:/s/ BRIAN FARGO
                                 ------------------------------------

                              EMPLOYEE:


                              /s/ DICK LEHRBERG
                              ---------------------------------------
                              Dick Lehrberg

                                   EXHIBIT A

                                  Securities



          Employee shall have the right to purchase 93,159 shares of Common Stock of the Company (the "Shares") at $1.38 (the "Purchase Price"). The Company represents that there are 941,000 shares of Common Stock outstanding as of this date.

           The Shares will be subject to vesting in accordance with the following schedule:


                                            Shares Vested
                   Date                     On Such Date
                   ----                     -------------
                   Signing                  32,935
                   02/01/92                  9,410
                   08/01/92                  9,410
                   02/01/93                  9,410
                   08/01/93                  9,410
                   02/01/94                  9,410
                   08/01/94                  4,705
                   02/01/95                  8,469

     The Employee will enter into a Buy-Sell Agreement with the Company providing the Company with a right to repurchase the Shares upon termination of employment, regardless of the reason of such termination, on the following terms:

     (a) If the Shares are unvested, the Company will have a right to repurchase such Shares equal to the initial Purchase Price.

     (b) If the Shares are vested, and termination of employment is (i) a result of a voluntary decision of the Employee, the repurchase price shall be equal to the Employee, the repurchase price shall be equal to the initial purchase price, plus 10%, unless termination is within the first year of this Agreement, in which case the repurchase price shall be the initial purchase price; (ii) by the Company for cause, the repurchase price shall be equal to the initial purchase price; and (iii) if the termination is by the Company without cause, or is a result of death or disability, the purchase price shall be equal to the book value at the time of termination, plus ten percent (10%) or, if higher, the value the Company receives for shares of Common Stock after such repurchase in a public offering, merger or other transaction in which the Company receives at least $1,000,000 and which closes within 30 days after the repurchase of Shares from the Employee.

     The purchase price for the Shares shall be paid by the issuance of the promissory note providing for repayment at such time, or from time to time, as the Employee shall voluntarily decide.

The promissory note shall bear interest at the rate of 7% simple interest per annum until paid. The promissory note shall be secured solely by the Shares and the Company will have no general right of recourse against Employee as a result of a default under the promissory note. The Shares shall not be subject to transfer until the promissory note has been repaid in full and the restrictions set forth in the Buy-Sell Agreement have been satisfied.

                                   EXHIBIT B

                       California Labor Code Section 2870
                   Employment Agreements; Assignment of Right
                   ------------------------------------------

    "(a) Any provision in an employment agreement which provides that an employee shall assign or offer to assign any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer's equipment, supplies, facilities, or trade secret information except for those inventions that either:

           (1) Relate at the time of conception or reduction to practice of the invention to the employer's business, or actual or demonstrably anticipated research or development of the employer.

           (2) Result from any work performed by the employee for the employer.

     (b) to the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable."

                                   EXHIBIT C

                        Employee's Prior Developed Works